

May 2, 2014

VIA E-MAIL

John V. O'Hanlon, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605

      Re: HIMCO Variable Insurance Trust
              Initial Registration Statement on Form N-1A
              <u>File Nos. 333-194995; 811-22954</u>

Dear Mr. O'Hanlon:

        The staff has reviewed the above-referenced registration statement, which the Commission received on April 2, 2014. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the blacklined registration statement provided to the staff. Unless specified otherwise, the comments below apply to all Funds included in the filing.

1. **General**

   a. We note that portions of the disclosure have been left blank, and certain exhibits have been omitted. We expect to have further comments when you supply the omitted information in a pre-effective amendment, and/or in correspondence submitted in response to this letter.

   b. Please confirm supplementally that the Funds will not be offered until the time of the reorganization of the Predecessor Funds into the Funds. Otherwise, please remove the Predecessor Funds' performance and financial information from the registration statement.

   c. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940.

d. *Portfolio Diversifier Fund ("PDF")*

i. In a letter dated June 3, 2011 from representatives of the predecessor Portfolio Diversifier Fund ("Predecessor PDF") to the staff, the Predecessor PDF made certain representations as to board findings concerning the operation of the Predecessor Fund.[1] The registrant should make the same representations as to the PDF, or explain supplementally why any change to the representations is appropriate.

ii. In addition, to the extent the structure or operation of the Predecessor PDF is different from that of the PDF, please explain supplementally how that structure is different and why, notwithstanding this difference, the registrant believes the operation of the PDF continues to be in compliance with Section 17(d) of the Investment Company Act of 1940. The staff notes that one apparent difference is that the index is calculated by HIMCO, which will now serve as the PDF's investment adviser.

e. *Principal Risks:*

i. Derivatives Risk (for all Funds disclosing this risk): Since the Fund describes investments in derivative instruments, please review the Fund's principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objectives. *See* Barry Miller Letter to the Investment Company Institute dated July 30, 2010; *see also* Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf. Please confirm supplementally that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of the Fund.

ii. Derivatives Risk (PDF and Index Fund Only): As derivative risk is a main risk of investing in both PDF and the Index Fund, please review the derivatives risk disclosure for both Funds to ensure that they are consistent with their respective investment strategies. In particular, please review PDF's derivatives risk disclosure and consider including more detailed risk disclosure similar to that of the Index Fund, as appropriate. In addition, please disclose whether derivatives will be used by PDF for hedging purposes, investment purposes, or both, as is the case with the Index Fund. If derivatives are expected to be used for hedging purposes, please include disclosure similar to that in the Index Fund concerning the specific risks involved in such a strategy.

[1] *See* http://www.sec.gov/Archives/edgar/data/1053425/000000000012065001/filename1.pdf.

f. *Past Performance:* Please identify the adviser and manager responsible for the past performance of each Predecessor Fund. In cases where the manager of the Predecessor Fund is the same as that of the reorganized Fund, please clarify this in the disclosure.

2. **Fee Tables**

a. With respect to the HIMCO VIT Index Fund and the PDF, please delete footnote 1 to the fee table as the first sentence does not appear applicable and the second sentence is not permitted or required by Form N-1A. We note that since the funds are carrying over the performance of a predecessor, instruction 6 to item 3 of Form N-1A is not available; however, the registrant must comply with instr. 3(d)(ii) of item 3 of Form N-1A, as applicable. This comment applies equally to the second and third sentence of footnote 1 to the feeder fund fee tables.

b. With respect to the HIMCO VIT Index Fund and the PDF, please confirm supplementally that the fee waiver described in footnote 2 to the fee tables will extend at least one year from the effective date of this registration statement. *See* Form N-1A, Item 3, instr. 3(e). In addition, please confirm supplementally that the fee waiver described in footnote 2 to the fee table will only be reflected in the expense example for the term of the waiver.

c. With respect to the feeder funds, footnote 3 to the fee table states that a portion of the fee will be waived for as long as the Fund is part of a master-feeder fund structure. The disclosure describes the "current" amount that will be waived. Please confirm that the current amount will be waived for at least one year from the effectiveness date of the registration statement or delete the footnote. In addition, please confirm supplementally that the fee waiver described in footnote 3 will only be reflected in the expense example for the term of the currently waived amount.

3. **Portfolio Diversifier Fund**

Please briefly define "Forethought" in the "Fund Strategy Risk" section of the disclosure (where the name first appears).

4. **SAI Disclosure/ Policies and Procedures for Disclosure of Portfolio Holdings (both HVIT Funds SAI and HVIT – American Funds SAI)**

The Trust's policy is intended, among other things, to protect the confidentiality of Fund holdings information and to guard against personal trading based on the information. If there is a duty not to trade on non-public information, please explicitly so state.

5. **SAI Disclosure/Fund Management (both SAIs)**

    Since the Chairman of the Trust's Board is an interested person, please provide the disclosure set forth in Item 17(b) of Form N-1A, which requires that a fund disclose whether or not the board has appointed a lead independent trustee and what specific role the lead independent trustee plays in the leadership of the board.

6. **Board of Trustees**

    Please note that the registration statement will not be accelerated until the Funds have a properly constituted Board of Trustees. In addition, the registration statement makes references to Board approvals and Board determinations that have taken place. Please confirm that those approvals and determinations were made or will be ratified by the properly constituted Board of Trustees.

7. **Tandy Representations**

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    ·   the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Disclosure Review Office